Exhibit 99.1

News Release

TELUS Corporation

NOTICE OF CASH DIVIDEND

NOTICE IS HEREBY GIVEN that the Board of Directors has declared a quarterly dividend of fifty-two and a half cents ($0.525) Canadian per share on the issued and outstanding Common shares and fifty-two and a half cents ($0.525) Canadian per share on the issued and outstanding Non-Voting shares of the Company payable on April 1, 2011, to holders of record at the close of business on March 11, 2011.

By order of the Board

Audrey Ho

Senior Vice President

Chief General Counsel and Corporate Secretary

Vancouver, British Columbia

February 9, 2011

Contact:      Investor Relations, (604) 643-4113, ir@telus.com